EXHIBIT 3
                                                                       ---------

PRECISION DRILLING

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                          www. Computershare.com


                                          SECURITY CLASS

                                          HOLDER ACCOUNT NUMBER


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FORM OF PROXY - SPECIAL MEETING TO BE HELD ON OCTOBER 31, 2005
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1. EACH  OPTIONHOLDER  HAS THE RIGHT TO  APPOINT A  PROXYHOLDER,  OTHER THAN THE
PERSONS DESIGNATED IN THE FORM OF PROXY, WHO NEED NOT BE A OPTIONHOLDER TO ATTEND AND TO ACT FOR HIM ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF MANAGEMENT'S NOMINEES SHOULD BE CROSSED OUT AND THE NAME OF THE OPTIONHOLDER'S NOMINEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED, OR ANOTHER PROXY IN PROPER FORM SHOULD BE COMPLETED.

2. In order for this Proxy to be effective, it must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.

3. In addition to any other manner permitted by law, an optionholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.

4. Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice. However, if any amendments, variations or new matters properly come before the Meeting, this proxy confers discretionary authority upon the optionholder's nominee to vote on such matters in accordance with the nominee's best judgment.

5. Please sign exactly as name appears above. Joint owners should each sign. Executors, administrators and trustees, etc. should attach evidence of their authority and a corporation should affix its seal hereto. Optionholders who do not expect to attend the Meeting in person are requested to date and sign this Instrument of Proxy appointing a proxy and return it in the envelope provided for that purpose.

6. If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to the optionholder.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

VOTING BY MAIL may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

TO RECEIVE DOCUMENTS ELECTRONICALLY - You can enroll to receive future security holder communications electronically after you vote using the Internet. If you don't vote online, you can still enroll for this service. Follow the instructions below.


TO VOTE USING THE TELEPHONE (WITHIN U.S. AND CANADA)

o Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

o Proxy Instructions must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof

TO VOTE USING THE INTERNET

o Go to the following web site: WWW.COMPUTERSHARE.COM/CA/PROXY

o Proxy Instructions must be received not less than 48hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof.


TO RECEIVE DOCUMENTS ELECTRONICALLY

o You  can   enroll  to   receive   future   security   holder   communications
electronically, after you vote using the Internet. If you don't vote online, you can still enroll by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".


TO  VOTE  BY  TELEPHONE  OR  THE  INTERNET,   YOU  WILL  NEED  TO  PROVIDE  YOUR
CONTROLNUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER            HOLDER  ACCOUNT NUMBER            ACCESS NUMBER

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.
Proxies submitted must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof.

THANK YOU

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If you have any questions or require assistance to complete this proxy please call:

GEORGESON SHAREHOLDER Toll Free: 1-866-430-2001
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

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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.
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APPOINTMENT OF PROXYHOLDER

The undersigned shareholder of Precision Drilling          _____________________
Corporation ("Precision"), hereby appoints Hank B.
Swartout, President and Chief Executive Officer or
failing him, R.T. (Bob) German, Vice President and
Chief Accounting Officer, or instead of either of          _____________________
the foregoing,

as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders and optionholders of Precision (the "Meeting"), to be held on Monday, October 31, 2005 at 10:00 a.m. (Calgary time) at the Metropolitan Conference Centre, 333-4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner (check (?) the appropriate box):

1.    FOR or AGAINST(and, if no specification
      is  made,   FOR)   passing   a  special
      resolution,  the full  text of which is
      set   forth  as   Appendix   A  to  the
      Information Circular of Precision dated
      October   3,  2005  (the   "Information
      Circular"),  approving  an  arrangement     FOR  [_]     AGAINST  [_]
      involving Precision, Precision Drilling
      Trust,   Precision   Drilling   Limited
      Partnership,    1194312Alberta    Ltd.,
      1195309 Alberta ULC, certain direct and
      indirect  wholly-owned  subsidiaries of
      Precision  and the  securityholders  of
      Precision  under  Section  193  of  the
      Business Corporations Act(Alberta), all
      as  more  particularly  set  forth  and
      described in the Information  Circular;
      and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Precision. The common shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted in favor of the above matters.

Each optionholder has the right to appoint a proxyholder other than the persons designated above, who need not be an optionholder, to attend and to act for and on the behalf of such optionholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the optionholder's appointee should be legibly printed in the blank space provided.



The undersigned hereby revokes any proxies heretofore given.


AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)

______________________________


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                                                  Date